TANZANIAN GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended February 28th, 2021

Management’s Discussion and Analysis February 28, 2021

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Gold Corporation (“TanGold” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six months ended February 28, 2021 and February 29, 2020, as well as the Company’s audited consolidated financial statements and MD&A for the year ended August 31, 2020 included in the Company's Annual Report on Form 20-F for the year ended August 31, 2020.  The financial statements and related notes of TanGold have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.tangoldcorp.com.

This MD&A reports our activities through April 14, 2021 unless otherwise indicated. References to the 2nd quarter of 2021 or Q2-2021, and the 2nd quarter of 2020 or Q2-2020 mean the three months ended February 28, 2021 and February 29, 2020, respectively. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is an Officer, Chief Operating Officer and Director of Tanzanian Gold Corporation and a Director of the Company’s subsidiary, the Buckreef Gold Company Limited (“BGCL”). He is, therefore, not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this MD&A, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.html

US investors are advised that the mineral resource and mineral reserve estimates disclosed in this MD&A have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.

Management’s Discussion and Analysis February 28, 2021

Certain information presented in this MD&A may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Report of Foreign Private Issuer on Form 6-K, as amended, for more information concerning these risks, uncertainties, and other factors.

Tanzanian Gold Corporation

TanGold along with its joint venture partner, State Mining Company (“Stamico”), a 100% owned entity of the Government of the United Republic of Tanzania (“Tanzania”), is building a significant gold project at Buckreef (“Buckreef” or the “Buckreef Project”) in Tanzania that is based on a significant Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. The Measured Mineral Resource is 19.98MT at 1.99 g/t gold containing 1,281,161 ounces of gold. The Indicated Mineral Resource is 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined M&I tonnage of 35.88MT at 1.77g/t gold, containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  (Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.)

TanGold is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant;

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production; and

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast & South Extensions.

Management’s Discussion and Analysis February 28, 2021

Accomplishments and Outlook

Operations

•Continued operation of the 5 tonnes per hour (“tph”) test oxide plant, 7 days a week with two 12-hour shifts, producing 285.9 ounces of pure gold in Q2-2021.  The test plant significantly de-risks the development of a much larger oxide operation, which will target a production capacity of 15,000 – 20,000 ounces of gold per year. During the quarter the plant continued to show increases in gold recovery and continues to substantiate our grade control block model. The plant is also providing valuable tailings test samples for the envisaged dry-stack tailings facility.

•The Company reported zero lost time injuries (“LTI”), zero medical aid incidents and had no COVID-19 related cases in Q2-2021.

•Positive exploration results continue to be returned from the Buckreef West Zone. As of this quarter over 400m of a shallow gold mineralized shear zone has been delineated. The zone remains open along strike to the north and south, and at depth.

•The Company, through BGCL, announced highly favourable metallurgical test results from the sulphide component of the Buckreef mineral resource.  Three diamond drill core samples were taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef deposit for the purposes of metallurgical test work.  The following intercepts and gold recovery rates were observed:

oMC01: 0.54 g/t over 78.88m – 94.1%

oMC02: 19.4 g/t over 27.99m – 95.4%

oMC03: 1.71 g/t over 52.53m – 85.3%

•TanGold, through BGCL also announced that SGS Canada Inc. has advised that a straightforward sulphide flowsheet for the sulphide plant consisting of crush/grind and flotation followed by regrinding of the rougher concentrate and cyanidation at site, along with cyanidation of the flotation tailing is currently the metallurgically optimal mill circuit. Dore will be produced at site.

•The Buckreef geological team has commenced their 2021 geological fieldwork season and has discovered an additional gold bearing shear zone at surface approximately 0.5km to the south-east of the main Buckreef Shear Zone. Field mapping, shear zone delineation and sampling are in progress.

•TanGold, through BGCL recommenced the tender process with prospective EPC and ‘owner’s engineers’ service providers to re-submit their bids for a 40 tph oxide material CIL process plant.  Once complete, the Company will complete an internal assessment and adjudication of the bids in partnership with its JV partner, Stamico.

•TanGold, through BGCL hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation and procurement process required under Tanzanian mining law to construct the 40 tph oxide mining and processing operation.  Land compensation is anticipated to be finalized by fiscal 2021.

•A mine-based assay / chemical laboratory has arrived at site and is currently being installed at Buckreef. The laboratory is on schedule for test work and operation by the end of Q3-2021.

Management’s Discussion and Analysis February 28, 2021

•A local road passes through the ultimate pit shell for the Buckreef deposit. The Company has developed a plan to relocate the road. Survey of the new road location is anticipated to commence in Q3-2021.

Management

•On February 8th, 2021, the Company appointed Andrew Cheatle, P.Geo., MBA, FGS, ARSM as Chief Operating Officer of Tanzanian Gold Corporation. A graduate of the Royal School of Mines, Imperial College, London, his 30-plus-years international career has encompassed operations/production, development, and exploration in both the senior & junior mining sectors.  His considerable operational and project management experience includes senior positions with the development of (at that time) Anglo American Corporation’s Moab Khotsong Gold Mine, JCI’s South Deep Project and major expansions of Placer Dome’s/Goldcorp’s Musselwhite Mine.

•On March 1st, 2021, the Company appointed Michael P. Leonard, CPA, CA as Chief Financial Officer.  He was previously at Barrick Gold Corporation in a series of progressively senior financial leadership positions and brings a wealth of experience in investor relations and corporate global finance.  He will fill a vital role for the Company’s strategy moving forward including use of state-of-the-art technology and development and implementation of financial models, financial controls and procedures for financial management.

•TanGold, through BGCL, appointed Isaac Bisansaba and Gaston Mujwahuzi as Co-Acting General Managers for Buckreef, on an alternating basis. Mr. Bisansaba and Mr. Mujwahuzi are directly responsible for monitoring and improving the mining and processing operations at Buckreef.  Mr. Bisansaba has a BS.Geo, Masters in Mining Engineering, Mineral Resources Evaluation, and twenty years of experience in the gold mining industry.  Mr. Mujwahuzi has a BS, Mineral Processing Engineering, and over sixteen years of experience in the gold mining industry.  Collectively, their experience encompasses all aspects of gold mining operations, including managing mining, process plant and exploration activities.  Their prior experience includes roles with AngloGold Ashanti, Barrick Gold, Teranga Gold, PanAust Limited and various consulting firms. Together, they possess the knowledge and experience BGCL requires going forward, as well as strong team leadership capabilities for safe, smooth and ongoing management of on-site operations.

•On March 17, 2021, the Company appointed Shubo Rakhit, CPA, CA to the Board of Directors of Tanzanian Gold Corporation. His 30+ year career has included positions at several large investment banks and advisory firms including Canada’s major bank owned investment banks, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners where he most recently served as Managing Director, Head of Mergers and Acquisitions.  His career includes leading over $80B of M&A transactions and over $100B of global capital markets issuance including many complex strategic and capital solutions. His background and experience will assist the Company in broadening its access to capital markets at a time of rapid growth for the organization.

•TanGold, changed its nominees to the BGCL board to: (i) Stephen Mullowney; (ii) Andrew Cheatle; (iii) Michael Leonard; and (iv) Shubo Rakhit to better reflect the new management team and vision for the Company.  Stephen Mullowney was nominated Chairman of BGCL.

Management’s Discussion and Analysis February 28, 2021

Financing

•On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for approximately USD$3.0 million in the aggregate with certain investors. The common shares and warrants were issued at USD$0.54 for each common share and a one-half purchase warrant, with the right of each whole warrant to purchase one common share at USD$1.50 for a period of three years from the issue date.

•USD$7.0 million of Tranche A debentures, representing the entire outstanding balance, were converted and retired, resulting in the issuance of 12,150,447 common shares.

•On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for USD $21.4 million in the aggregate. The common shares and warrants were issued at USD$0.65 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at USD$0.80 for a period of five years from the issue date.  The Company also issued 1,152,307 broker warrants with the same terms.

•Following the completion of two capital raises, the Company had net working capital of $18.0 million, including cash of $27.7 million, as at February 28, 2021 reflecting a significant improvement in overall liquidity and financial flexibility.

Other

•The Company was honored to have Stamico Buckreef Directors visit the Buckreef Project on December 5, 2020 and the Honourable Minister for Minerals, Mr. D. Biteko visit the Buckreef Project on December 31, 2020.  Both visits were well received and continue to demonstrate the importance of developing the Buckreef Project.

•In January 2021, representatives TanGold and Stamico representatives met with the Ministry of Minerals of Tanzania and the Mining Commission in Dodoma.  The Company also attended the Tanzanian Minerals and Mining Investment Conference in February 2021, in which BGCL was a sponsor.

•As previously disclosed, TanGold and Stamico agreed in principle to amendments to the Buckreef Joint Venture Agreement (the “JV Agreement”) to bring the JV Agreement in line with recent changes in Tanzanian mining laws and to modernize the working arrangement between the parties (the original JV Agreement was entered into in 2011).  The Company continues to advance documentation of the amended JV Agreement and anticipates finalizing the agreement in fiscal 2021.

•Subsequent to February 28, 2021, the Company renegotiated the final delay penalty in the JV Agreement. The Company agreed to pay Stamico USD$0.75 million in six monthly installments of USD$0.125 million with retrospective effect from January to June 2021. Upon payment of the final installment, Stamico shall have no further claim related to delay penalties.

•Subsequent to February 28, 2021 the Company confirmed all amounts in arrears with the Mining Commission related to annual mining and exploration license fees and paid $0.3 million to settle all amounts owing, including unpaid license fees and penalties. Subsequent to February 28, 2021 the Company has no further amounts in arrears related to license fees and has fully accrued for all valid and active mining licenses.

Management’s Discussion and Analysis February 28, 2021

•The Company, through BGCL procured and donated 300 school desks to the Kaseme Secondary School in Geita Region.

Outlook

•The Company, along with Stamico, will evaluate the economic feasibility and required regulations to expand the 5 tph test plant to 15 tph as an interim expansion, while at the same time constructing the 40 tph oxide mill.  An expanded test plant would further de-risk the larger operations and potentially provide the ability to ultimately operate a larger oxide mining operation.

•As mentioned above, the tender process with prospective EPC and ‘owner’s engineer’ service providers to re-submit their bids for a 40 tph oxide material CIL process plant has commenced.  Once complete, the Company will complete an internal assessment and adjudication of the bids in partnership with its JV partner, Stamico.  This assessment and adjudication of bids is anticipated to be completed by the end of fiscal 2021.

•As mentioned above, TanGold, through BGCL hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation and procurement process required under Tanzanian mining law to construct the 40 tph oxide mining and processing operation.  Land compensation is anticipated to be finalized by fiscal 2021.

•The feasibility study will continue throughout the year. In Q3-2021 metallurgical testing will move to variability testing of the first 5-7 years of production, including tailing characteristics for dry stack (tailings). Site layout will be confirmed, and geotechnical and groundwater work will commence on identified areas (i.e. plant, tailings, waste rock storage facility).  The Company is also interviewing potential ‘owner’s engineer’ service providers to assist with the management of the feasibility study.

•Geological work has commenced on evaluating the full extent of exploration potential at the Buckreef Project. Analysis of Inferred Mineral Resources, Exploration Targets, advanced exploration, grassroots exploration through to conceptual targets are being evaluated.  The Company will provide further updates on its exploration targets, Buckreef West and deep exploration results in the future.

•The Company will undergo a full review of its exploration portfolio and strategy to meet core strategic objectives. The Buckreef Project licenses cover highly prospective ground with many geochemical and soil anomalies. Further, the geological terrane is the Lake Victoria Archean greenstone belt, where numerous anomalous gold bearing shear zones have been identified.

•TanGold is also updating its marketing plan and is in the process of revising its website and marketing materials. The Company will continue to assess talent across the organization and make further additions and changes as deemed necessary.

Management’s Discussion and Analysis February 28, 2021

Operational

The Buckreef Project

The Company is focused on the Buckreef Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the city of Mwanza, Tanzania (Figure 1).  The Buckreef Project area can be accessed by ferry across Smiths Sound, via a tarred national road and, thereafter, via well maintained unpaved regional roads.  The Buckreef Project comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba.  The Buckreef Project itself encompasses three main mineralized zones:  Buckreef South, Buckreef Main and Buckreef North.  The Buckreef Project is fully licensed for mining and the extraction of gold.

The Buckreef Project Mineral Resources currently stand at (0.4g/t cut-off) (see Press Release June 24th, 2020):

Mineral Reserves remained as of the 2018 Pre-Feasibility Study (see Press Release July 30, 2020) and the Company is undertaking a Feasibility Study (updating the 2020 Mineral Resources in the process) to update the Mineral Reserves.

Management’s Discussion and Analysis February 28, 2021

Figure 1: Location of Buckreef Licences on Lake Victoria Greenstone Belt

Lake Victoria
2°30'S
3°00'S
3°30'S
4°00'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
N
GEITA
RWAMAGAZA
SUKUMALAND
SHINYANGA-MALITA
NZEGA
Geita
Kitongo
Tulawaka
Bulyanhulu
BUCKREEF PROJECT
Golden Ridge
Nyakafuru
Myabi
Chocolate Reef
Golden Pride
0 Scale 25km
TANZANIA
LEGEND
Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika
Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies
Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives
Active Gold Mines
Prospecting Licences
GEITA Greenstone Belts

Management’s Discussion and Analysis February 28, 2021

Oxide Production: Test Plant, Mine Development and Operations

The Company continues to operate the 5 tph oxide material test plant at the Buckreef Project. In doing so, valuable information and analysis of oxide material characteristics continue to gathered and resultant improvements to processes are implemented, especially with respect to gold recovery. Further, the 5 tph test-plant is also being used to provide data on: tailings characteristics, including dry stack tailings options, grade control, materials movement and reconciliation processes. Finally, TanGold along with Stamico are evaluating a potential expansion of the test plant to 15 tph prior to construction of the 40 tph oxide plant.

The following work on mining, process test-plant operations and exploration at Buckreef was completed during this reporting period up to February 28, 2021:

•The test-plant continues to operate seven days a week with two 12-hour shifts per day (Figure 3).  Buckreef continues to utilize contract mining for all mining operations.

•Key performance metrics for the period were:

oOxide mineral reserves mined – 16,436 tonnes at 1.80 g/t containing 952 oz of gold;

oWaste mined – 96,056 tonnes, including pre strip material;

oTotal oxide mineral reserves mined – 49,436 tonnes at 2.03 g/t containing 3,233 oz of gold (since start of test production);

oTotal waste mined to date – 425,295 tonnes, including pre strip material;

oOn ROMPAD (Main Zone) totals at end of period – 24,522 tonnes at 1.33 g/t containing 844 oz of gold;

oAlso on to ROMPAD (historical from South Zone) – 119,674 tonnes @ 1.19 g/t containing 4,579 oz of gold;

o8,350 tonnes @ 2.34 g/t was crushed and 8,490 tonnes (dry) was milled with an average grade of 2.21 g/t;

oSix smelting batches delivered a total of 9,774.1 grams gold dore (91.0% purity) for pure gold production of 285.9 troy ounces (produced in the quarter); and

oStarter pit mining operations progressed well, and intermittent storm water has been well handled. (Figure 2).

Operationally, the oxide test plant continues to be a substantial success on several levels. First, operation of the plant, to date, proves the viability of the Buckreef Project to produce gold, and therefore, provides a considerable de-risking of the mine building at Buckreef. A number of important tests have been conducted providing data for the operation and confirming the flowsheet for expansion of the oxide material processing plant to produce 15,000 oz - 20,000 oz of gold production per year. Additionally, the plant has been used to train and develop a crew that will be ready to operate the larger oxide plant when it comes online. Start-up and operation of the test plant has provided months of experience in: (i) understanding the metallurgical behaviour of oxide deposit; (ii) areas of mining and earth moving; (iii) stockpile management; (iv) grade blending control; (v) equipment and materials procurement; (vi) local content regulations; and (vii) security.  The Company continues to work with SGS Lakefield, to examine recovery improvements and tailings characteristics.

Management’s Discussion and Analysis February 28, 2021

Figure 2: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit: View to the Southwest (February 3rd, 2021)

Figure 3: Buckreef Gold Mine Oxide Test Plant (January 21st, 2021) – Co Acting general Manager & Processing Manager, Gaston Mujwahuzi Explains Aspects of the Test Program to TanGold CEO, Stephen Mullowney

Management’s Discussion and Analysis February 28, 2021

Exploration & Mineral Resource Extension Drilling (December 1st, 2020 – February 28th, 2021)

The Company concluded the drilling programme on Buckreef West during the reported period completing four diamond drillholes. The drilling program was a follow up to continue exploration of the Buckreef West shear zone, close to the surface delineated in historical RC drill programs. The last four holes are located in the southern end and confirm a southern extension of the mineralised shear structure (Figure 5).

Buckreef Main Zone Deep Drilling Results and Interpretation

‘Deep’ drilling was completed in Q4 of the previous year. Results to date evidence a vertically extensive shear zone. Analysis of core logging and sampling results is ongoing to interpret additional exploration targets. The significant mineralized intercepts from the Main Zone are as shown in the Figure 4.  It is evident that 2-3 high grade shoots exist (dipping to the south) and that the deposit remains open in all directions.  The Company will provide a further update in the future.

Figure 4: Long Section of Buckreef Main Zone (View to the West) Showing 1m Composite Values and 2018 PFS Pit Outline

Management’s Discussion and Analysis February 28, 2021

Buckreef West Drilling & Assay Results

During this quarter, a total of four (4) drillholes for 373.61 m were drilled at Buckreef West shear zone to conclude the first phase (which had started in first quarter).

A well pronounced sheared meta-basalt zone continued to be intersected with variable sulphide mineralization and mild to strong quartz-carbonate-sericite-pyrite alteration typical of the Buckreef Main shear zone.

Highlights include:

•BWDD0018 intersected 7.0m @ 2.03 g/t from 44.0m; BWDD031 intersected 2.5m @ 7.29 g/t from 46.1m;

•All reported intercepts are at shallow depth on a well defined structure which is interpreted as a splay off the Main Zone; and

•Over 400m of strike length has been drilled to date and the deposit remains open at depth and along strike in both directions.

Assay results from samples received during the quarter are summarized in the table below.

1.The sample chain of custody is managed by the Buckreef geology team on site. Reported results are from diamond drilled core samples.  Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

2.Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

3.Sample preparation and analysis are performed by independent Nesch Mintech Laboratory in Mwanza, Tanzania. Nesch Mintech Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Management’s Discussion and Analysis February 28, 2021

4.The results summarized in this Management’s Discussion and Analysis are from Buckreef west shear zone prospect. The prospect is about 200m western of known Buckreef main deposit. The Intercepted shear zone from the drilling programme extend for over 450m strike length and results reported covers about 250m strike length of the shear zone. The intersections reported here are a down-hole length and may not represent true width, but the true width is estimated to be between 50% - 60%.

The spatial location of the mineralized intercepts is shown in the Figure 5.  The Company will provide a further update on Buckreef West in the future.

Figure 5: Buckreef Main Shear Zone Deep Drilling Spatial Location of Mineralized Intercepts

BUCKREEF WEST DRILLING PROGRAM
N
390800
391000
391200
9658200
9658000
5.00m @ 1.04g/t from 17.00m
1.00 @ 1.55g/t from 27.00m
7.00 @ 0.56g/t from 37.00m
2.00m @ 2.36g/t from 45.00m
2.00m @ 6.02g/t from 10.00m
BWDD027
BWDD025
4.00m @ 5.12g/t from 31.00m
4.57m @ 6.36g/t from 44.95m
BWDD024
BWDD023
BWDD026
1.30m @ 1.71g/t from 57m
0.72m @ 5.59g/t from 61.58m
BWDD020
BWDD022
3.00m @ 0.86g/t from 67.00m
2.00m @ 0.92g/t from 9.00m
6.30m @ 2.99g/t from 41.00m
BWDD017
BWDD021
1.50m @ 2.24g/t from 59.50m
8.00m @ 0.68g/t from 64.00m
1.20m @ 3.96g/t from 55.30
BWDD016
BWDD019
3.14m @ 3.09g/t from 44.1m
BWDD013
1.5m @ 0.23g/t from 72.5m
BWDD031
BWDD012
6.01m @ 0.67g/t from 73.15m
BWDD030
2.18m @ 1.24g/t from 86.94m
2.49m @ 1.34g/t from 105.12m
BWDD029
4.00m @ 2.19g/t from 92m
5.57m @ 4.95g/t from 98.43m
7.00m @ 2.03g/t from 44.00m
3.85m @ 2.86g/t from 56.00m
BWDD028
BWDD011
1.60m @ 0.72g/t from 57.00m
BWDD018
BWDD010
2.5m @ 7.29g/t from46.05m
0.5m @ 3.14g/t from 96.32m
0.52m @ 4.46g/t from 106.68m
BWDD009
BWDD006
BWDD007
BWDD008
5.31m @ 4.92g/t from 45.69m
4.00m @ 4.42g/t from 59.00m
BWDD005
8.00m @ 1.07g/t from 0.00m
5.00m @ 1.08g/t from 17.00m
1.88m @ 0.79g/t from 67.00m
BWDD004
BWDD003
BWDD002
0.95m @ 4.22g/t from 20.75m
1.00m @ 0.56g/t from 33.00m
0.64m @ 2.76g/t from 47.88m
BWDD001
0.60m @ 5.41g/t from 18.50m
0.90m @ 4.28g/t from 20.60m
0
25
50
100
Meters
Legend
Q2 drillholes
Q2 assay reported
Q1 assay reported
BW shear zone
Main Min zone
gabbroic dyke
porphyry
basalt
dolerite
granite

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

Management’s Discussion and Analysis February 28, 2021

Feasibility Study – Preliminary Metallurgical Results

SGS Lakefield (“SGS”) was retained to complete initial metallurgical test work on the sulphide component of the mineral resource. SGS flowsheets will be a cornerstone of the feasibility study and help prove the viability of the project to financiers and stakeholders as Buckreef progresses towards full operation.

Highlights

•Three diamond drill core samples were taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef deposit for the purposes of metallurgical test work.  The following intercepts and gold recovery rates were observed:

oMC01: 0.54 g/t over 78.88m – 94.1%

oMC02: 19.4 g/t over 27.99m – 95.4%

oMC03: 1.71 g/t over 52.53m – 85.3%

•SGS has advised that a sulphide flowsheet for the sulphide plant consisting of crush/grind and flotation followed by regrinding of the rougher concentrate and cyanidation at site, along with cyanidation of the flotation tailing is currently the metallurgically optimal mill circuit. Dore will be produced at site.

•Test work is ongoing on the MC03 sample, where 98% of the gold deportment has been established, for the purpose of improving the gold recovery rate.  The same test work can be applied to the MC01 and MC02 samples.

•SGS have now been commissioned to complete feasibility level metallurgical testing that will be in line with the company updated mining plan and focus on the first 5-7 years of production at Buckreef.

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

Management’s Discussion and Analysis February 28, 2021

Overall Performance

As at February 28, 2021, the Company had net working capital of $18.0 million (August 31, 2020 – $6.8 million deficiency). The Company had current assets of $30.1 million compared to $7.1 million as at August 31, 2020, including cash of $27.7 million (August 31, 2020 - $5.3 million).  The increase in working capital and current assets is mainly due to: (i) proceeds received from two capital raises on issuance of common shares for cash of $29.5 million (net of issue costs), (ii) proceeds of $1.3 million from convertible debentures issued and (iii) proceeds from gold sales of $1.4 million. This was partially offset by cash used in (i) capitalized expenditures on mineral properties and deferred exploration of $4.5 million and in (ii) operating activities of $5.2 million.  As at February 28, 2021 mineral properties and deferred exploration assets were $43.2 million compared to $40.4 million as at August 31, 2020.

Liquidity and Capital Resources

During the six-month period ended February 28, 2021, the Company completed two capital raises improving overall liquidity and financial flexibility.

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $27.2 million in the aggregate. The common shares and warrants were issued at USD $0.65 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at USD $0.80 for a period of five years from the issue date.  The Company also issued 1,152,307 broker warrants with the same terms and incurred commission and other costs of $2.3 million out of which $0.8 million was allocated to the warrants issued in the unit and expensed in the statement of comprehensive loss.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.8 million in the aggregate. The common shares and warrants were issued at USD $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at USD $1.50 for a period of three years from the issue date.  The warrants are classified as equity.

During the six-month period ended February 28, 2021, all of the Tranche A Convertible Debentures, comprised of USD $7.0 million notional, were converted by the Holders into 12,150,447 common shares of the Company. The fair value of the convertible debentures at the dates of conversion was aggregate $8.9 million.

In aggregate, during the six-month period ended February 28, 2021, the Company issued 38,477,666 units (2020– nil), comprised of one share and one-half warrant, for proceeds of $29.5 million (2020- $nil).  The Company also issued 12,150,447 common shares (2020 – nil) with a value of $8.9 million (2019 - $nil) for settlement of convertible debentures as well as 4,266,321 shares (2020 – nil) with a value of $2.0 million (2020 - $nil) for settlement of debts relating to the conversion of convertible and gold loans converted in the prior year.

In the current period, capital was utilized for Buckreef development, property acquisition, exploration, capital equipment purchases, and general operating expenses as presented below.  BGCL continues to utilize contract miners for mining operations.  Any remaining cash or liquid assets, when available, are invested in interest bearing highly liquid investments.

Management’s Discussion and Analysis February 28, 2021

Results of Operations

Net additions to mineral properties and deferred exploration costs for the six-month period ended February 28, 2021 were $2.7 million compared to $5.1 million for the six-month period ended February 29, 2020. Net additions included foreign exchange adjustments on translation into functional currency (2021 - $1.1 million decrease, 2020 - $0.3 million increase). The overall increase in net additions, excluding foreign exchange adjustments, was $3.8 million for the six-month period ended February 28, 2021 compared to $4.8 million during 2020.  The net expenditures decreased as compared to the prior year period primarily due to an increase in proceeds from gold sales which are being recorded as a credit against mineral properties as the Company is not in commercial production. This was partially offset by ongoing drilling and exploration expenses as well as higher processing costs related to increased production during the period.  The Company produced and sold 683 ounces of gold for proceeds of $1.4 million (2020 - $nil).

Management’s Discussion and Analysis February 28, 2021

Selected Financial Information

The Company’s net loss for the six-month period ended February 28, 2021 totaled $1.6 million, compared to a net loss of $3.8 million in the six-month period ended February 29, 2020.  The decrease in the net loss of $2.2 million compared to the prior period was primarily due to gains on revaluation of financial instruments, gains on foreign exchange translation partially offset by an increase in General and Administrative expenses in the period.

The gains on revaluation of financial instruments (2021 - $1.7 million, 2020 - $1.0 million loss) was principally due to a gain on revaluation of derivative warrant liabilities of $3.8 million using the Black Scholes option pricing model and driven mainly by a reduction in Company share price as compared to the prior period (2021 - $0.70, 2020 - $0.84). This was partially offset by a loss on change in fair value of convertible debentures (2021 - $1.1 million, 2020 - $nil) and transaction costs (2021 - $0.8 million, 2020 - $nil) related to the capital raises in December and February.

The gain on foreign exchange translation (2021 - $0.7 million, 2020 - $nil) was mainly due to revaluation of balance sheet items from Tanzanian shilling and US dollar into CAD dollar functional reporting currency.

The increase in General and Administrative expenses (2021 - $3.9 million, 2020 - $2.6 million) was mainly due to an increase in Salaries and Benefits (2021 - $1.5 million, 2020 - $0.6 million), Professional Fees (2021 - $0.7 million, 2020 - $0.6 million) and Office and General expenditures (2021 - $0.3 million, 2020 - $0.1 million).

The increase in Salaries and Benefits was mainly due to one-time costs related to the addition of new management during the first and second quarter. Higher professional fees were mainly related to an increase in legal and accounting advisory services related to the financing transactions in the first and second quarter. The increase in Office and General expenditures includes higher maintenance, administrative and support costs as mining operations at Buckreef continue to progress.

The Company’s net income for the three-month period ended February 28, 2021 totaled $0.5 million, compared to a net loss of $2.6 million in the three-month period ended February 29, 2020. The $3.1 million increase as compared to the prior period was primarily due to gains on revaluation of financial instruments (2021 - $2.3 million, 2020 - $1.0 million loss), gains on foreign exchange translation (2021 - $0.6 million, 2020 - $0.1 million) partially offset by an increase in General and Administrative expenses (2021 - $2.4 million, 2020 - $1.5 million) for the reasons described above.

Management’s Discussion and Analysis February 28, 2021

Summary of Quarterly Results (unaudited)

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short to medium term business requirements.  The Company currently has a negative operating cash flow and finances its operations, exploration and development work on its properties through equity financings and loans via private placements and public offerings.

At February 28, 2021 the Company had $27.7 million of cash (August 31, 2020 - $5.3 million) and working capital of $18.0 million (August 31, 2020 – $6.8 million deficiency). In common with many exploration and development companies, the Company raises financing for its exploration, development and appraisal activities in discrete tranches to finance its activities for finite periods. The Company is confident that it will be able to raise these funds however there is no binding agreement in place to date.

As of February 28, 2021, the Company has accumulated losses of $149.7 million (August 31, 2020 – $149.0 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. With the exception of the Buckreef mining licenses, the Company had not paid certain of its annual license fees since October 2014 and was in arrears. Subsequent to February 28, 2021 the Company confirmed amounts in arrears with the Mining Commission and paid $0.3 million to settle all amounts owing including unpaid license fees and penalties.

As at February 28, 2021 these licenses remained in good standing and an accrual of $0.4 million (August 31, 2020 - $0.3 million) had been recorded. Subsequent to February 28, 2021 the Company has no further amounts in arrears related to license fees and is fully accrued for all valid and active mining licenses.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Management’s Discussion and Analysis February 28, 2021

Transactions with Related Parties

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Tanzanian Gold Corporation entered into the following transactions with related parties:

(1)  During the six-month period ended February 28, 2021, consulting and website/data back-up services were provided by Giancarlo Volo, the Company’s Director of Operations – Africa, and companies related to him (2021 - $13, 2020 - $12).

(2)  During the six-month period ended February 28, 2021, consulting services were provided by a              company controlled by a Ulli Rath, former Director of the Company (2021 - $36, 2020 - $40).

Management’s Discussion and Analysis February 28, 2021

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2020.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the Company’s Management Information Circular dated June 26, 2019 or the copy of the Omnibus Plan included with the Form 20-F Annual Report.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Management’s Discussion and Analysis February 28, 2021

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See notes 5 and 10 of the February 28, 2021 unaudited interim condensed consolidated financial statements for full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

Management’s Discussion and Analysis February 28, 2021

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Management’s Discussion and Analysis February 28, 2021

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Financial Instruments and Financial Risk Management

Fair Value of Financial Instruments

Convertible debentures and derivative warrant liabilities are classified as fair value through profit and loss. Trade and other payables, leases payable are classified as other financial liabilities, which are measured at amortized cost. Trade and Other Receivables are measured at amortized cost.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and

•Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of February 28, 2021 and August 31, 2020, cash is recorded at fair value under level 1 within the fair value hierarchy, convertible debentures are classified as Level 2 within the fair value hierarchy, and derivative warrant liabilities are classified as level 3.

The fair value of the convertible debentures at initial recognition and at year-end has been calculated using a binomial lattice methodology. This methodology determined the total fair value of the instruments by maximizing the economic benefits to a market participant by comparing the conversion value and hold value over the term of the instruments.

Management’s Discussion and Analysis February 28, 2021

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities and convertible debentures, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Derivative warrant liabilities	The fair value of the warrant liabilities at the quarter-end has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

•Share price (February 28, 2021: USD $0.70, August 31, 2020: USD $0.835)

•Risk-free interest rate (February 28, 2021: 0.74%, August 31, 2020: 0.15%)

•Dividend yield (February 28, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs

•Expected volatility (February 28, 2021: 62%, August 31, 2020: 51%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The expected volatility factor was higher (lower)

•The credit spread was lower (higher)

Convertible debentures	The fair value of the convertible debt during the period was calculated using a binomial lattice methodology.

Key observable inputs

•Share price (January 29, 2021: USD $ 0.759, August 31, 2020: USD $ 0.835)

•Risk-free interest rate (January 29, 2021: 0.10% to 0.11%, August 31, 2020: 0.13% to 0.14%)

•Dividend yield (January 29, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs

•Discount for lack of marketability (DLOM) (January 29, 2021: 6%, August 31, 2020: 21%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The discount for lack of marketability was lower (higher)

Management’s Discussion and Analysis February 28, 2021

Sensitivity Analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

The carrying value of cash, amounts receivables, accounts payable and accrued liabilities and leases payable, approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and short-term bank investments are with Schedule 1 banks or equivalents.  The amounts receivable consist primarily of amounts due from government taxation authorities.  The Company has not recorded an impairment or allowance for credit risk as at February 28, 2021 or August 31, 2020.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at February 28, 2021, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $0.3 million (2019 - $43 thousand).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At February 28, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $2.2 million on the statements of comprehensive loss.

COVID-19

In particular, the Company wishes to highlight that it continues to face risks related to COVID-19, which could continue to significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

In December 2019, a novel strain of the coronavirus emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally resulting

Management’s Discussion and Analysis February 28, 2021

in a global pandemic. The extent to which COVID-19 will continue to impact the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of COVID- 19 globally could materially and adversely impact the Company's business, including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 254,870,556 common shares outstanding, 23,681,052 share purchase warrants outstanding, nil RSUs outstanding, and 7,351,000 stock options outstanding.

Management’s Discussion and Analysis February 28, 2021

Other Projects – Status Update

The Company's other projects are:

Buziba Project - No fieldwork was conducted in this project area during this reporting period.  The Buziba Project comprises a single prospecting license (PL6545/2010) located approximately 25 km east of the Buckreef Project in the Geita district.

Kigosi & Itetemia Projects - During the three months ended February 28, 2021, the Company withdrew its appeals related to the cancellation of the Kigosi and Itetemia Mining Licenses and have reset the relationship with the Government of the United Republic of Tanzania. Along with the Company’s joint venture partner Stamico, the Company is committed to building a positive partnership with the Government of Tanzania to help progress the Buckreef Gold Project and the country’s mining sector.

Management’s Discussion and Analysis February 28, 2021

Risks, Trends and Uncertainties

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2020 filed on SEDAR as the Company’s Annual Information Form and as filed with the SEC via Edgar.

Nature of Mining, Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful.  Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the exploration expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of mineral reserves.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to the hazards and risks normally encountered in mineral exploration and development, including environmental hazards, explosions, and unusual or unexpected geological formations or pressures. Such risks could result in damage to, or destruction of, mineral properties, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Liquidity Concerns and Future Financings

The Company will require capital and operating expenditures in connection with the exploration and development of its properties and for working capital purposes. There can be no assurance that the Company will be successful in obtaining the required financing as and when needed. The only sources of future funds presently available to TanGold are the sale of equity capital, the sale of assets (which may be illiquid),or offering an interest in its properties. Limited funds have been acquired through the sale of gold from the oxide test plant. There is no assurance that any funds will be available for operations. Failure to obtain additional financing on a timely basis could cause the Company to reduce, delay or terminate its proposed operations, with the possible loss of such operations and assets.

Volatile markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on acceptable terms, if at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone or slow down its development plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its activities.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate operational changes as required.

Management’s Discussion and Analysis February 28, 2021

Calculation of Mineral Resources

There is a degree of uncertainty attributable to the calculation and estimates of Mineral Resources and the corresponding metal grades to be mined and recovered. Until Mineral Resources are mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s operations.

Calculation of Mineral Reserves

There is a degree of uncertainty attributable to the calculation and estimates of Mineral Reserves and the corresponding metal grades to be mined and recovered. Until Mineral Reserves are mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s operations.

Environmental, Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Exploration and mining operations involve risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. Significant risk of environmental contamination from present and past exploration or mining activities still exists for mining companies. Buckreef has been the site of artisinal mining. The Company may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past artisinal mining activities at the Buckreef Project do not exist or that the Company will not be alleged to be responsible for historical liabilities at the Buckreef Project.

Pandemic or Other Health Crises

The Company’s business and operations could be adversely affected by the outbreak of an epidemic or a pandemic or other health crises, including the recent outbreak of COVID-19. Global government actions, including lockdowns, stay-at-home orders and travel restrictions, along with market uncertainty have already impacted global economic conditions, which may in turn impact the Company’s ability to operate, the operations of its suppliers, contractors and service providers, the ability to obtain future financing and maintain necessary liquidity, and the ability to explore the Company’s mineral properties. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. It is management’s assumption that the Company will continue to operate as a going concern.

Management’s Discussion and Analysis February 28, 2021

Decommissioning and Reclamation

Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

Insurance

The Company’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of: the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their products, or costs, monetary losses and potential legal liability and adverse governmental action. TanGold may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure. This lack of insurance coverage could result in material economic harm to the Company.

Metal Prices

Precious metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, national fiscal policies, monetary systems and political developments. The price of gold and silver has fluctuated widely in recent years. Future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and result of operations. Moreover, the ability of the Company to fund its activities and the valuation of investor companies will depend significantly upon the market price of precious metals.

Competition

The Company competes with many other mining companies that have substantially greater resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or obtain the capital necessary to fund the Company’s operations and develop its properties. The Company’s inability to compete with other mining companies for these resources would have a material adverse effect on the Company’s results of operations and business.

Management’s Discussion and Analysis February 28, 2021

Properties May be Subject to Defects in Title

The Company has investigated its rights to exploit the Buckreef property and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including local communities.

Some of the Company’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Company mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. The Company has not determined which, if any, of the Company mineral claims is junior to a mineral claim held by a third party.

Although the Company is not aware of any existing title uncertainties with respect to Buckreef, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Limited Property Portfolio

At this time, the Company holds an interest in the Buckreef property, the Company’s flagship property, (in addition to interests in the Buziba). As a result, unless the Company acquires additional property interests, any adverse developments affecting this property could have a material adverse effect upon the Company and would materially and adversely affect the potential future mineral resource production, profitability, financial performance and results of operations of the Company.

Property Commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Licences and Permits, Laws and Regulations

The Company’s exploration and development activities (and those of investee companies) require permits and approvals from various government authorities, and are subject to extensive federal, regional and local laws and regulations governing prospecting, exploration, development, production, transportation, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more time-consuming and costly. In addition, the Company may be required to compensate those suffering loss or damage by reason of its activities. The Company will be required to obtain additional licences and permits from various governmental authorities to continue and expand its exploration and development activities. There can be no guarantee that the Company will be able to maintain or obtain all necessary licences, permits and approvals that may be required to explore and develop its properties (or that its investee companies would also succeed).

Management’s Discussion and Analysis February 28, 2021

Community Relations and License to Operate

The Company’s relationship with the local communities, local authorities, and artisanal miners where it operates is critical to ensure the future success of its existing activities and the potential development and operation of its Property. Failure by the Company to maintain good relations with local stakeholders can result in adverse claims and difficulties for the Company. There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. NGOs and civil society groups, some of which oppose resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances and the handling, transportation, and storage of various waste, including hazardous waste. Adverse publicity generated by such NGOs and civil society groups or others related to the extractive industries generally, or the Company’s operations specifically, could have a material adverse impact on the Company and its reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

Key Personnel

The senior officers of the Company will be critical to its success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition, worldwide, for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, regulatory, and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

Dependence on Outside Parties

The Company has relied upon consultants, geologists, engineers and others and intends to rely on these parties for exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from mineral reserves and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Share Price Fluctuations

The market price of securities of many companies, particularly junior stage mining companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur.

Management’s Discussion and Analysis February 28, 2021

Conflicts of Interest

Directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which one or more directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Current Global Financial Condition

The Company will be required to raise additional funds in the future for the development of its projects and other activities through the issuance of additional equity or debt. Current financial and economic conditions globally have been subject to increased uncertainties. Access to financing has been negatively affected by these economic uncertainties. These factors may affect the ability of the Company to obtain equity and/or debt financing in the future and, if obtained, influence the terms available to the Company. If these increased levels of volatility and market turmoil continue, the Company may not be able to secure appropriate debt or equity financing. If additional capital is raised by the issuance of shares from the treasury of the Company, shareholders may suffer dilution. Future borrowings by the Company or its subsidiaries may increase the level of financial and interest rate risk to the Company as the Company will be required to service future indebtedness.

Limited Sales Proceeds

To date, the Company has recorded minor sales proceeds from operations related to its oxide mineralised material test plant only, the Company has not commenced ‘commercial’ production on any property. There can be no assurance that the Company will always have sufficient capital resources to continue as a going concern, or that significant losses will not occur in the near future, or that the Company will be profitable in the future. The Company’s expenses and capital expenditures will increase as consultants, personnel and equipment associated with the exploration and possible development of its properties are advanced. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company’s properties will continue to require the commitment of substantial resources. There can be no assurance that the Company will continue as a going concern, generate any revenues or achieve profitability.

Management’s Discussion and Analysis February 28, 2021

Public Company and other Regulatory Obligations

The Company is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could adversely affect the Company’s share price.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, applicable stock exchange(s), and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments. The Company’s efforts to comply with increasing regulatory burden could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Internal Control Over Financial Reporting (“ICFR”)

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s ICFR is based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of August 31, 2020 and have concluded that these controls and procedures are not effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in light of the material weakness in the Company’s ICFR as further discussed. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of August 31, 2020 and concluded that ICFR was not effective as at August 31, 2020 due to the following material weaknesses: (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.

Management’s Discussion and Analysis February 28, 2021

The Company intends to take steps to enhance and improve the design of its ICFR; however, during the fiscal period ended August 31, 2020, the Company has not been able to remediate the material weaknesses identified above.  Further, proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

During the current period, there have been no other changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tangoldcorp.com .

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Management’s Discussion and Analysis February 28, 2021

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.